Exhibit 99.1
Westaim to deregister its common stock in the United States
CALGARY, ALBERTA — Oct. 20, 2008 — The Westaim Corporation announced today its intention to deregister and terminate its reporting obligations associated with its previous Nasdaq listing under Sections 12(g) and 15(d) of the U.S. Securities and Exchange Act of 1934, as amended.
The deregistration and termination in the United States will have no effect over the Company’s common stock or over its shareholders. Westaim’s shares will continue to trade on the TSX under the symbol WED. Additionally, the Company does not foresee any material financial effect over its assets, liabilities and results.
During 2007, the bid price of Westaim’s common shares listed on Nasdaq was below US$1.00 for longer than 180 days in contravention of Nasdaq Marketplace Rule 4450(a)(5) and as a result the Company’s shares were delisted from the Nasdaq and suspended from trading on October 18, 2007.
In connection with the deregistration and termination in the United States, Westaim will immediately file a Form 15F with the SEC. Upon the filing of Form 15F, the Company’s reporting obligations under the Exchange Act will be suspended immediately. These reporting obligations will be finally terminated after a 90-day waiting period, provided that the SEC does not raise objections.
The Westaim Corporation’s common shares are listed on The Toronto Stock Exchange under the trading symbol WED.

For more information, please contact:
Investor Relations
David Wills / Gillian McArdle
(416) 504-8464
info@westaim.com
This news release contains forward-looking statements. These statements are based on current expectations that are subject to risks and uncertainties, and Westaim can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including but not limited to statements regarding the Company’s intention to deregister and terminate its reporting obligations associated with its previous Nasdaq listing, the anticipated filing of a Form 15F with the SEC, the date of any filing, the impact of any filing on the Company’s reporting obligations, the effect of a filing upon the Company’s common stock or its shareholders, continued trading of the Company’s stock on the TSX, or the effect of any termination of reporting obligations on the Company’s assets, liabilities and results. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. Accordingly, readers are advised not to place undue reliance on forwardlooking statements, and should not rely on this information at any date other than the date of this news release. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.